ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153


ANDREW LANGHAM, ASSISTANT GENERAL COUNSEL            DIRECT DIAL: (212)702-4382
                                                     EMAIL:  ALANGHAM@SFIRE.COM

                               December 13, 2011

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. David L. Orlic, Special Counsel

RE: ICAHN CAPITAL LP ET AL. - PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A, FILE NO. 001-04304 AND DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS,
     FILE  NO.  001-04304

Dear  Mr.  Orlic:

     Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on December 8, 2011, relating to the Preliminary Proxy Statement on Schedule 14A, filed by the Icahn Entities with the SEC on December 6, 2011 (the "Original Proxy Statement") and the Definitive Additional Proxy Soliciting Materials, filed by the Icahn Entities with the SEC on November 28, 2011, December 2, 2011 and December 6, 2011.

     This letter and Amendment No. 1 to the Preliminary Proxy Statement (the "Preliminary Proxy Statement") are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter, along with two courtesy copies of the Preliminary Proxy Statement marked to indicate changes from the Original Proxy Statement.

     For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of the Icahn Entities. Preliminary

Proxy Statement on Schedule 14A General

1. Please disclose why the participants believe it is in the best interests of the company's security holders to vote in favor of each proposal.

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

2. Please revise your disclosure to describe your contacts with the company to date, your bid for the company, and all other events materially related to your proposals. In particular, please disclose the effect that adoption of the proposals would have on your bid to acquire the company.

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

Proposal 4

3. Please describe who will determine whether a bylaw amendment is "inconsistent" with any proposals adopted at the annual meeting and how this determination will be made.

     The Icahn Entities respectfully advise the Commission that if the Company has adopted or adopts a bylaw amendment that the Icahn Entities believe is inconsistent (the "Newly Adopted Bylaw") with the proposals adopted at the annual meeting and the stockholders have adopted Proposal 4, then the Icahn Entities will so advise the Board of Directors. If the Board does not agree that the Newly Adopted Bylaw is inconsistent, the Icahn Entities could allege in a court of competent jurisdiction that such Newly Adopted Bylaw is inconsistent, and ultimately, such court would make the determination as to whether the Newly Adopted Bylaw was in fact inconsistent with the proposals adopted at the annual meeting.

Broker Non-Votes

4. Please revise your disclosure to state that brokers will not have discretionary authority to vote shares of common stock for any of the proposals at the annual meeting, or advise.

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

Form of Proxy Card

5. Please revise proposal 6 to conform to the language used by the company in its proxy statement, or employ other language that clearly indicates that the proposal relates to approval of the compensation of named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

Definitive Additional Proxy Soliciting Materials filed November 28, 2011

6. Your disclosure states that you do not believe that the current board of directors is capable or willing to sell non-core assets, replace management, or refocus the business on core operations in North America. We understand that the company recently announced the exit from the Sisak facility, the acquisition of which was consummated by prior management, the closure of five rebar facilities, and the sale or closure of eight construction services locations. We also understand that the current CEO and CFO have held their positions for only three and six months, respectively, that four of the current directors have joined the board in the last two years, and that two directors will shortly retire. Please revise your disclosure to address these matters, or advise.

     The Icahn Entities respectfully advise the Commission that it is correct that the Company has recently sold or shut down some unprofitable businesses including the Sisak mill in Croatia. However, the Company has limited these divestitures to the assets that were causing losses, and has not addressed non-core assets which are not in a state of immediate crisis. At our meeting with management in New York City, management said that they were committed to continuing to operate as a globally diversified company. In fact, in the Company's recently filed corporate presentation, the first bullet point describing the Company's Business Model is "Global Geographic Dispersion". Later in the same presentation, the first two tenants of the Company's investment thesis include "Strong Global Footprint" and "Market Access to Growth Markets." Accordingly, the Icahn Entities do not believe that the Company is willing to sell non-core assets or refocus the business on core operations in North America.

     While Joseph Alvarado has recently been named CEO, he has had a leadership position in the Company since April 2010 when he served as President and COO. The Icahn Entities do not believe that Mr. Alvarado represents a departure from the strategies employed by prior management (in part, because he was a member of prior management) and that his statements and actions suggest that he will continue upon the same strategies as the previous management team.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

     - that $2 billion of capital was squandered on acquisitions and growth projects that generated negative EBITDA;

     - that the company has a disastrous and dismal investment record and that the company's strategy has been to invest in losing growth projects; and

     -    that  the  board has awarded inexplicable bonuses.

     In addition, please ensure that any statements that refer to the current management reflect actions taken during the tenure of the newly-appointed CEO and CFO.

The Icahn Entities respectfully advise the Commission that in the November 28 letter delivered to the Company, the Icahn Entities stated that "the Company squandered $2 billion of capital on ill-conceived acquisitions and "growth" projects, many of which generated negative EBITDA through the period." It is not the Icahn Entities position that all $2 billion of investments generated negative EBITDA, only that a number of such investments generated negative EBITDA. According to the Company's Form 10-Ks for the period between 2005 and 2011, the Company reported $1.937 billion in capital expenditures and cash acquisitions. A number of investments, such as the joist and deck investments and the investment in Croatia had negative earnings before they were shut down or sold at a loss. The Company's track record during that time period was also marked by a number of investments that were subsequently disposed of, including the Lofland Companies, which were purchased in 2003 and sold in 2010, the joist and deck assets, including Nicholas J. Bouras Inc., The New Columbia Joist Company and ABA Trucking Corp, which were purchased in 2007 and shut down or sold in 2011, and CMC Sisak/Croatia, which was purchased in 2007 and shutdown in 2011. In addition, in a weak environment the Company decided to build a new micromill in Arizona that only crossed to profitability in the second quarter of 2011. An investment record characterized by investments that resulted in negative EBITDA, investments that were disposed of shortly thereafter, and making investments at inopportune times, forms the basis, in the Icahn Entities' view, of a dismal investment record.

The Company's proxy statement discloses that the Company has an Annual Cash Incentive Bonus Plan. In 2011, the Company disclosed that the Company did not meet the financial goals established for the bonus plan, and as a result, no bonuses were paid under the Annual Cash Incentive Plan. Nonetheless, the Board decided to use its discretionary authority to pay management bonuses anyway. Given that bonuses were not payable because management failed to achieve the financial targets established by the Board, the Icahn Entities disagree with the decision to pay discretionary bonuses.

8. Please avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally with the factual foundation for the following statements:

     - that the board is completely irresponsible and disregarded its duties in taking 5 business days to make a formal recommendation with respect to your offer; and

     - that prior management demonstrated a pattern of irresponsibility over the years.

     With  respect  to  the  first  bullet  above:

     In  the  Icahn Entities December 2, 2011 letter, the Icahn Entities stated:

     "To allow your shareholders to trade such heavy volumes without responding to our offer is completely irresponsible - but wholly consistent with the pattern of irresponsibility demonstrated by the Company over the years."

     The Icahn Entities respectfully submit that the letter did not state that the Board had "disregarded its duties in taking 5 business days to make a formal recommendation with respect to" the offer. Further, it is clear from the full text of the December 2 letter that Icahn was stating that the Company should respond promptly, in part because of high trading volumes, and that it should do so before the market opened on December 5. The Board should have been, and presumably was, aware of the heavy trading volume in the shares of its common stock. In the view of the Icahn Entities, the offer to acquire the Company by merger was a very compelling offer. The offer price of $15 per share represented a premium of 31% over the stock's closing price on November 25, 2011 (the trading day immediately prior to the announcement of the offer to acquire the Company), which was $11.45, and a premium of 72.6% from the stock's low this year on October 3, 2011, which was $8.60. Further, the offer did not have any due diligence conditions, nor did it have any financing conditions and was made by entities with more than enough capital to purchase all of the Company's stock. In light of the substantial premium offered and the significant trading volumes, the Icahn Entities are of the view that the responsible thing for the Board to do was to respond promptly. It should be noted that after the issuance of the December 2 letter, the Board did respond before market open on December 5, as suggested in the December 2 letter.

     With respect to the second bullet above, the Icahn Entities respectfully advise the Commission that prior management's investment record, as detailed in Response No. 7 above, has been led by irresponsible decision-making, including making investments that resulted in negative EBITDA, investments that were disposed of shortly thereafter, and making investments at inopportune times. In addition, and as substantiated by the ISS Proxy Advisory Services report (the "ISS Report") for the Company, dated December 17, 2010, the Company's total shareholder return for the one- and three-year periods measured at the time of the reports were poor
     (1). As stated in the ISS Report: "Commercial Metals has sustained poor total shareholder return (TSR) performance Commercial Metals' one- and three-year TSRs were -16.26 percent and -20.52 percent, respectively versus
     17.64 percent and -4.57 percent for the median of the company's four-digit GICS peer group." The ISS Report also identified a number of corporate governance areas of "high concern." The Icahn Entities believe that the Company's poor investment record combined with poor shareholder return and concerning corporate governance practice have established a track record of irresponsibility.
___________________
(1) Permission to reference and quote the ISS Proxy Advisory Services report was neither sought nor obtained.

Definitive Additional Soliciting Materials filed December 6, 2011

9. Please provide us supplementally with the factual foundation for your statement that the board's fiduciary duties required it to allow shareholders to decide whether they wished to sell their Company.

     The Icahn Entities respectfully advise the Commission that in the opinion of the Icahn Entities the offer to acquire the Company by merger was a compelling offer. The offer price of $15 per share represented a premium of 31% over the stock's closing price on November 25, 2011 (the trading day immediately prior to the announcement of the offer to acquire the Company), which was $11.45, and a premium of 72.6% from the stock's low this year on October 3, 2011, which was $8.60. Further, the offer did not have any due diligence conditions, nor did it have any financing conditions and was made by entities with more than enough capital to purchase all of the Company's stock. In sending the December 6 letter, the Icahn Entities were of the view that a Board presented with a merger proposal to acquire all shares (so that there will be no outstanding public stub), in cash at a substantial premium to market should, as a fiduciary, allow shareholders to decide if they wish to accept such an offer. In future soliciting materials, the Icahn Entities will qualify statements such as the statement included in the December 6 letter to clarify that such statements reflect the view of the Icahn Entities.

Each Icahn Entity acknowledges that:

     - such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Keith Schaitkin, General Counsel, at (212) 702-4380.


Very truly yours,




Andrew Langham